Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following employee communication is being filed in connection with the proposed business combination (the “Proposed Transaction”) between Waters Corporation (“Waters”) and Augusta SpinCo Corporation, a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Integration Newsletter	October 14, 2025

“We have the opportunity now to reimagine the future of the company.”

Udit Batra, Waters President & CEO

We are back to provide the latest updates as we progress toward the completion of the combination of BD’s Biosciences & Diagnostic Solutions business with Waters. Read on to get the latest from the previous month of integration planning! You can also find more resources and updates on Inside Waters.

As a reminder, we will continue to operate as separate companies until the transaction is completed, which is expected around the end of the first quarter of calendar year 2026.

Recap from First Summit: Gathering Teams from Waters and BD

In September, we held the first in-person summit of Waters’ Integration & Transformation Office (IO) and BD’s Separation Management Office (SMO) leaders in Milford, Massachusetts with ~90 participants. The group worked together to establish mutual understanding of each other’s business, start building a strong relationship and finalize 12 functional workstream charters that will map our approach to integration planning and execution. We also deepened awareness of the cultural similarities between our two organizations. Our IO and SMO leaders have been meeting weekly and will continue to hold in-person summits with the full group of functional leaders periodically to discuss integration planning and transformation.

Our Journey to Transaction Close

This map* outlines some of the key milestones on our path to close, including regulatory approvals and Waters shareholder approval. We’ll update you as we progress through these milestones toward the end of this calendar year and early next year.

*	Please note that this visual is illustrative and the actual sequence of events may vary.

Spotlight: Waters & BD Products Delivering Insights to Customers

As we prepare to become one company, we plan to spotlight some exciting Waters and BD products and technologies so our respective teams can get to know each other’s portfolios better.

BD Biosciences Marks 1,000th BD Rhapsody System

Last month, BD celebrated an impressive milestone – the installation of the 1,000th BD Rhapsody™ System. The Rhapsody™ System allows scientists to decipher biological mechanisms at the single-cell level in greater detail than ever before by capturing high resolution insights from hundreds of thousands of single cells at a time.

We look forward to research, supported by Rhapsody™ System findings, translating into novel treatments that improve outcomes for critically ill patients. Congratulations to the BD team on this exciting achievement!

Read the full announcement here and watch this video to learn more about the 50-year history of innovation at BD Biosciences.

Waters Xevo TQ Absolute XR Mass Spectrometer

In June, Waters launched the Xevo™ TQ Absolute XR Mass Spectrometer, our most sensitive, robust, and reliable benchtop tandem quadrupole. Busy high-throughput labs – from pharmaceutical companies, and contract testing organizations to government laboratories – cannot afford unplanned interruptions or downtime. The Xevo™ TQ Absolute XR boasts the same sensitivity and efficiency qualities for PFAS detection and pharma quantitation applications that made the TQ Absolute a pioneer, while delivering a step-change in robustness and operational uptime.

Early customer feedback highlights the innovative value of this launch:

“We are well in excess of 20,000 injections of crashed human plasma continuously analyzed on the Xevo™ TQ Absolute XR Mass Spectrometer combined with the ACQUITY™ Premier UPLC™ System and waters_connect™ Software, and our early experience is that it demonstrates new levels of reproducibility and accuracy, giving us ever more confidence as we are presented with increasingly challenging bioanalysis applications and new modalities.”

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Sally Hannam, Scientific Director, Synexa Life Sciences, a leading biomarker and bioanalytical services provider.

Learn more on waters.com.

FAQ: See below for answers to some common questions about HR integration!

In each newsletter, we’ll compile and provide answers to a few common questions. As a reminder, you can submit your questions regarding the integration by emailing employee_questions@waters.com. You can find the full FAQs on Inside Waters.

1.	When will leadership of the combined company be determined?

Our integration planning teams are working closely with senior leadership to define timelines for important decisions like this now. We expect to determine who will serve on the combined company executive leadership team in advance of transaction close. Executives from both companies will be in key leadership roles, Udit Batra will lead the combined company as CEO, and Amol Chaubal will serve as SVP and Chief Financial Officer.

2.	After the transaction closes, will my salary or bonus change?

For at least one year following transaction close, and subject to any local laws and processes, incoming associates’ base salary or wage rate and annual cash bonus opportunity will remain at least the same as it was immediately before the transaction closes.

3.	After the transaction closes, will my health and welfare benefits change?

We know how important health and welfare benefits are to you and your families. Health and welfare benefits will remain the same for employees of both companies at transaction close. We plan to harmonize our benefits over the following year and will thoughtfully manage the transition on a country-by-country basis, in accordance with company practice, local laws and consultation requirements. Our portfolio of rewards is intended to help our employees achieve success at work and beyond and to realize the goals of a rewarding career, a healthy life, and a bright future.

4.	As a U.S.-based BD employee, what will happen to my 401(k) plan?

After the transaction closes, incoming BD associates will be transitioned to Waters Corporation’s 401(k) plan. Incoming BD associates will receive more information regarding rollover options as we near transaction close.

5.	Will the time I have spent at BD and associated accrued benefits be honored by Waters?

Incoming BD associates will maintain their original service date with BD for purposes of various service-related benefits (i.e. paid time off).

Thank you for reading our update! All of you will play a crucial role in helping our combined company achieve its goals. In the meantime, stay focused on your existing roles, responsibilities, and business priorities, which remain unchanged as we continue to support our customers. We look forward to sharing more in future updates!

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.